Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

October 23, 2017

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-216083

Separate Account No. 49 of AXA Equitable Life Insurance Company
Post-Effective Amendment No. 2 to Registration Statement on Form N-4
File Nos. 333-216084; 811-07659

Dear Ms. Bentzinger:

As we previously discussed, AXA Equitable Life Insurance Company will incorporate the prospectus supplement adding a Return of Premium Death Benefit to the above-referenced filings into the prospectus and will use the revised prospectus for new sales rather than using the prospectus supplement and June 1, 2017 prospectus.

Best regards,

/s/ Darin Smith
Darin Smith